Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES TSX APPROVAL FOR A NORMAL COURSE ISSUER BID

Calgary, Alberta (October 29, 2019) – Shaw Communications Inc. (“Shaw”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid (“NCIB”) program to purchase its Class B Non-Voting Participating Shares (the “Class B Shares”) through the facilities of the TSX and eligible alternative Canadian trading systems for a one year period. Shaw’s NCIB will expire on October 31, 2020, in accordance with the rules of the TSX.

As approved by the TSX, during the period from November 1, 2019 to October 31, 2020, Shaw is authorized to purchase for cancellation up to 24,758,127 Class B Shares, representing approximately 5% of all of the issued and outstanding Class B Shares. A total of 495,162,550 Class B Shares of Shaw were issued and outstanding as at October 18, 2019.

Shaw believes that under the right circumstances, the purchase of Class B Shares constitutes a desirable use of its free cash flow in the best interest of Shaw and its shareholders and may enhance the value of its Class B Shares.

For purposes of the TSX NCIB rules, Shaw’s average daily trading volume (“ADTV”) for the past six months is 940,078 Class B Shares. As a result, a maximum of 235,019 Class B Shares (being 25% of the ADTV) may be purchased by Shaw on any one day under the bid, except where purchases are made in accordance with the “block purchase exception” of the TSX rules.

This bid does not apply to the Class A Participating Shares of Shaw.

In connection with the NCIB, Shaw has entered into an automatic share purchase plan (“ASPP”) with a designated broker to facilitate the purchase of Class B Shares under the NCIB, including at times when Shaw would ordinarily not be permitted to purchase its Class B Shares due to regulatory restrictions or self-imposed blackout periods. During restricted or blackout periods, purchases under the ASPP will be determined by the designated broker in its sole discretion based on the purchasing parameters set by Shaw in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and will become effective on November 1, 2019, concurrently with the commencement of the NCIB. Class B Shares may also be purchased under the NCIB based on management’s discretion, in compliance with TSX rules and applicable securities laws. All purchases made under the ASPP will be included in computing the number of Class B Shares purchased under the NCIB.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, Wi-Fi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward-looking statements within the meaning of applicable securities laws. Such statements include but are not limited to Shaw’s intentions with respect to the NCIB and the potential repurchase of Class B Shares, and the effects of repurchases of Class B Shares, including any enhancement to shareholder value. These statements are based on Shaw’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments; changes in the competitive environment in the markets in which Shaw operates; any significant changes to the Class B Share price or trading volume; the continued availability of capital and financing; changes to general economic, market or business conditions; business opportunities that become available to, or are pursued by Shaw; and other risk factors contained in Shaw’s Annual Information Form and 2018 Annual Report. Undue reliance should not be placed on any forward-looking statement. Shaw disclaims any intention or obligation to update or revise these forward-looking statements, except as required by law.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca